March 21, 2019

James G. Conroy
Chief Executive Officer
Boot Barn Holdings, Inc.
15345 Barranca Parkway
Irvine, CA 92618

       Re: Boot Barn Holdings, Inc.
           Form 10-K for Fiscal Year Ended March 31, 2018
           Filed May 16, 2018
           File No. 001-36711

Dear Mr. Conroy:

       We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.



Form 10-K for Fiscal Year Ended March 31, 2018

Management's Discussion and Analysis
Same store sales, page 39

1. We note your same store sales metric includes e-commerce sales. Please quantify and disclose the impact of including e-commerce sales in your same store sales metric. Please also include similar disclosure in your filings and releases on Forms 10-Q and 8-K.



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 James G. Conroy
Boot Barn Holdings, Inc.
March 21, 2019
Page 2

       You may contact James Giugliano at (202) 551-3319, or Angela Lumley at
(202) 551-
3398, with any questions.



                                                        Sincerely,
FirstName LastNameJames G. Conroy
                                                        Division of Corporation
Finance
Comapany NameBoot Barn Holdings, Inc.
                                                        Office of Beverages,
Apparel and
March 21, 2019 Page 2                                   Mining
FirstName LastName